UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM 8-K

CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 December 20, 2006 (Date of report/date of earliest even reported)

SKY FINANCIAL GROUP, INC.

(Exact name of registrant as specified in charter)

Ohio	001-14473	34-1372535
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

221 South Church Street Bowling Green, Ohio 43402 (Address of principal executive offices) (419) 327-6300 (Registrant’s telephone number)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[■]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 8.01. Other Events.

     On December 20, 2006, Sky Financial Group, Inc. (“Sky Financial”) and Huntington Bancshares Incorporated, (“Huntington”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of December 20, 2006, by and among Sky Financial, Huntington and Penguin Acquisition, LLC, a Maryland limited liability company and wholly owned subsidiary of Huntington.

     A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

FORWARD-LOOKING STATEMENT

     This Current Report on Form 8-K (including information included or incorporated by reference herein) contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington and Sky Financial Group, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and Sky Financial Group may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Huntington and/or Sky Financial Group’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington’s 2005 Annual Report on Form 10-K/A, Sky Financial Group’s 2005 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Sky Financial Group with the Securities and Exchange Commission. All forward-looking statements included in this news release are based on information available at the time of the release. Neither Huntington nor Sky Financial Group assume any obligation to update any forward-looking statement.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

     Huntington and Sky Financial will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Sky Financial Group, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Sky Financial Group., 221 South Church Street, Bowling Green, Ohio, 43402.

     Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information.

     The directors and executive officers of Huntington and Sky Financial Group and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Huntington’s directors and executive officers is available in its proxy statement filed with the SEC by Huntington on March 8, 2006. Information regarding Sky Financial Group’s directors and executive officers is available in its proxy statement filed with the SEC by Sky Financial Group on February 23, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release dated December 20, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SKY FINANCIAL GROUP, INC.

By: __/s/ W. Granger Souder, Jr.
Name: W. Granger Souder, Jr.
Title: Executive Vice President and General Counsel

Date: December 20, 2006

EXHIBIT INDEX
Exhibit No.	Description
99.1	Press Release dated December 20, 2006